Philips places USD 1.5 billion worth of Senior Notes

March 6, 2012

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has placed a total of USD 1.5 billion of new Philips Senior Notes. Philips intends to use the net proceeds to redeem the 4.625% Notes due 2013, of which USD 500 million is currently outstanding, and for general corporate purposes which may include the retirement or redemption of other debt.

Philips has placed a total of USD 1.0 billion worth of 3.75% Senior Notes due 2022 and USD 500 million worth of 5.00% Senior Notes due 2042.

Philips has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the Notes.  Copies of the prospectus and prospectus supplement, and any other documents that Philips has filed with the SEC containing more complete information about Philips and this offering may be obtained, free of charge, by visiting Koninklijke Philips Electronics N.V. on the SEC’s Web site at www.sec.gov, or by requesting copies from Philips in writing at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands.

For media inquiries, please contact:
Steve Klink
Philips Corporate Communications
Tel: +31 20 5977415
Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.